Exhibit (a)(5)(K)

MEMORANDUM OF UNDERSTANDING

The named plaintiffs, Bryan Lamb, Brian McManus, and Leena Dave (collectively, “Plaintiffs”) and defendants Emergent Group Inc. (“Emergent” or the “Company”), Bruce J. Haber, Mark Waldron, Howard Waltman, and K. Deane Reade, Jr. (collectively the “Directors”), Universal Hospital Services, Inc. (“UHS”) and Sunrise Merger Sub, Inc. (“Sunrise” and, collectively, with Emergent, the Directors, and UHS, “Defendants”), in the class action lawsuits currently pending in the Superior Court of the State of California, Los Angeles County (the “Court”) — captioned (1) Lamb v. Emergent Group, Inc., Case No. BC-456216, (2) McManus v. Emergent Group, Inc., Case No. BC-455715, and (3) Dave v. Emergent Group, Inc., Case No. BC-456389 (collectively, the “Actions”) — have, by and through their respective undersigned counsel, reached an agreement in principle providing for the settlement of the Actions (the “Settlement”) on the terms and subject to the conditions set forth in this Memorandum of Understanding (this “MOU”).

WHEREAS, on February 7, 2011, UHS announced a tender offer by its wholly owned subsidiary, Sunrise, to purchase all of the outstanding shares of common stock of Emergent for $8.46 per share in cash, pursuant to an agreement providing for the merger of Emergent and such subsidiary, upon the consummation of which Emergent will become a wholly-owned subsidiary of UHS (the “Proposed Transaction”).

WHEREAS, on February 22, 2011, Brian McManus, an Emergent shareholder, filed a putative class action complaint (captioned McManus v. Emergent Group, Inc., Case No. BC-456216 (“McManus”)), on behalf of Emergent shareholders, challenging the Proposed Transaction and naming as defendants the Directors, UHS, Sunrise, and Emergent.  The McManus complaint contends that the Directors breached their fiduciary duties (and that

Emergent and UHS aided and abetted these breaches) by recommending the Proposed Transaction to Emergent shareholders because the deal price is purportedly unfair and sales process was defective.

WHEREAS, on February 28, 2011, Bryan Lamb, another Emergent shareholder, filed a putative class action complaint (captioned Lamb v. Emergent Group, Inc., Case No. BC-455715 (“Lamb”), on behalf of Emergent shareholders, also challenging the Proposed Transaction and naming the same defendants as in McManus.  Like the McManus complaint, the Lamb complaint also contends that the Directors breached their fiduciary duties (and that Emergent and UHS aided and abetted these breaches) by recommending the Proposed Transaction, which allegedly fails to adequately compensate Emergent shareholders and is the product of an unfair sales process.

WHEREAS, on March 2, 2011, Leena Dave, another Emergent shareholder, filed a putative class action complaint (captioned Dave v. Emergent Group, Inc., Case No. BC-456389 (“Dave”)) challenging the Proposed Transaction, alleging breaches of fiduciary duties, and naming the Directors, UHS, and Emergent as defendants.  As in McManus and Lamb, the complaint in Dave contends that the Directors breached their fiduciary duties (and that Emergent and UHS aided and abetted these breaches) by recommending the Proposed Transaction, which allegedly fails to adequately compensate Emergent shareholders and is the product of an unfair sales process.

WHEREAS, on March 2, 2011, the McManus Court stayed all proceedings in that case until the initial status conference.

WHEREAS, on March 2, 2011, the Company filed a Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”), in which it announced that the Board unanimously supported the Merger Agreement and Tender Offer and recommended that Emergent shareholders tender their shares in the Tender Offer.

WHEREAS, on March 8, 2011, after reviewing certain public filings, including the March 2, 2011 Scheduled 14D-9, counsel for Plaintiffs served a settlement demand letter on counsel for Emergent and the Directors, proposing certain terms and conditions under which Plaintiffs would consider an offer to settle the Actions.

WHEREAS, on March 10, 2011, the Lamb Court stayed all proceedings in that case until the initial status conference.

WHEREAS, on March 10, 2011, the Dave Court stayed all proceedings in that case until the initial status conference.

WHEREAS, on March 10, 2011, the parties executed a stipulation to consolidate the Actions in the McManus Court.

WHEREAS, on March 11, 2011, Emergent produced to counsel for Plaintiffs a copy of the final presentation from G.C. Anderson Partners LLC (“G.C.A.”), the Company’s financial advisor, to the Emergent board of directors regarding the Proposed Transaction (“Banker’s Book”).

WHEREAS, on March 14, 2011, after reviewing the Banker’s Book, Plaintiffs served a revised settlement demand letter on counsel for Emergent and the Directors, proposing certain additional disclosures.

WHEREAS, on March 22, 2011, the McManus Court ordered the consolidation of the Actions for all purposes, including pre-trial proceedings, into Lead Case No. BC-455715, appointed Lead counsel for Plaintiffs, and renamed the consolidated action In re Emergent Group Inc. Shareholder Litigation.

WHEREAS, counsel for Plaintiffs and Defendants in the Actions have engaged in negotiations concerning a possible settlement of the Actions, and the parties have reached an agreement in principle to settle the Actions as described herein.

WHEREAS, subject to confirmatory discovery, Plaintiffs and their counsel believe that a settlement of the Actions on the terms reflected in this MOU is fair, reasonable, and adequate as a basis for resolving the Action.

WHEREAS, the Defendants, to avoid the costs, disruption, and distractions of further litigation, and to permit the timely closing of the Proposed Transaction, and without admitting the validity of any allegations made in the Actions or of any of the additional concerns expressed thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in this MOU.

WHEREAS, the Defendants specifically deny each of the allegations made in the Actions and all other concerns expressed by Plaintiffs with respect to the Proposed Transaction, and Defendants maintain that they have done nothing wrong, have committed no breach of fiduciary duty whatsoever, have not aided or abetted any alleged breach of fiduciary duty, and have committed no disclosure violations or other violations in connection with the Proposed Transaction.

WHEREAS, Plaintiffs’ entry into the MOU is not an admission as to the lack of merit of any of the claims asserted in the Actions.

WHEREAS, the Defendants’ entry into the MOU is not an admission as to the merit of any of the claims asserted in the Actions.

NOW THEREFORE, on March 24, 2011, the parties to the Actions on behalf of whom this MOU has been executed below reached the following agreement in principle which, when reduced to a settlement agreement following negotiations by the parties in good faith, is intended to be a full and final resolution of the Actions.

1.             Additional Disclosures.  As a result of the prosecution of the Actions and negotiations with counsel for Plaintiffs in the Actions, Emergent shall cause to be filed, substantially in the form attached hereto as Exhibit A, an amendment to its Schedule 14D-9 (the “Supplemental Disclosures”).  The Company shall file the Supplemental Disclosures on Schedule 14D-9/A with the SEC promptly after execution of the MOU.

2.             Settlement Agreement.  Subject to the completion of agreed-upon confirmatory discovery described in Paragraph 3, the parties shall negotiate in good faith and execute an appropriate Settlement Agreement (the “Settlement Agreement”).  The parties will present the Settlement Agreement, and such other documentation as may be required to obtain Court approval of the Settlement, to the Court as soon as practicable following execution of the Settlement Agreement.  The parties also will use their best efforts to obtain Final Court Approval of the Settlement and dismissal of the Actions with prejudice as to all claims asserted or which could have been asserted in the Actions and without costs to any party (other than as expressly provided herein).  As used herein, “Final Court Approval” of the Settlement means that the Court has entered an order and final judgment approving the Settlement and that such order and judgment is finally affirmed on appeal or is no longer subject to appeal, or any other form of judicial review.

3.             Confirmatory Discovery.  The Settlement shall be conditioned on Plaintiffs’ counsel conducting such reasonable discovery of Emergent and GCA as agreed by Defendants and as is appropriate and necessary to confirm the fairness and reasonableness of the terms of the Settlement.  The parties in good faith shall attempt to resolve the proper scope of such confirmatory discovery.  If Plaintiffs’ counsel determines, following completion of such confirmatory discovery, that the Settlement is not fair and reasonable, then this MOU shall be null and void and of no force and effect.

4.             Certification of Class.  The Settlement Agreement shall provide for the conditional certification of a non-opt-out settlement class (i.e., mandatory class) consisting of all holders of common stock of Emergent only for the purpose of a settlement providing for the relief set forth herein (excluding Defendants in the Actions, their immediate families and their affiliates), from February 7, 2011 through and including the date the Proposed Transaction is consummated, together with their predecessors and successors and assigns.  If the Settlement does not become final for any reason, no class shall be certified, Defendants shall retain all rights to contest class certification, and Plaintiffs shall retain all rights to seek class certification.

5.             Governing Law.  This MOU and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of California.

6.             Stay Pending Court Approval.  Pending negotiation, execution, and Court approval of the Settlement Agreement and the Settlement, Plaintiffs agree to stay the proceedings in the Actions and to stay and not to initiate any and all other proceedings (including discovery) other than those incident to implementation of the Settlement itself.  The parties also agree to use their best efforts to prevent, stay or seek dismissal of any claim by, or oppose entry of any interim or final relief in favor of, any class members or any other Releasing Party (as defined in paragraph 8) in any other litigation against any of the parties to this MOU or any other Released Party (as defined in paragraph 8) which challenges the Settlement, the transactions contemplated by the Merger Agreement, or otherwise involves a settled claim.

7.             Injunction Against Further Proceedings.  The Settlement Agreement shall provide for an injunction against any further proceedings in the Actions other than proceedings to implement the Settlement.  The Settlement Agreement shall provide for an injunction against class members bringing any claims covered by the Settlement in any other action, suit, or proceeding.  Prior to Final Court Approval of the proposed Settlement, the parties shall cooperate in obtaining the dismissal or withdrawal of any other action filed in any court and asserting claims that are related to the subject matter of the Actions, including where appropriate joining in any motion to dismiss or demurrer to such litigation.

8.             General Release.  The Settlement Agreement shall provide for a general release by class members on behalf of themselves and any of their heirs, executors, administrators, beneficiaries, predecessors, successors, assigns, and any of their former and present employees, directors, officers, accountants, agents, attorneys, representatives, affiliates, and subsidiaries (collectively, the “Releasing Parties”) in favor of the Defendants in the Actions and any defendant’s former and present parents, subsidiaries, affiliates and shareholders, and their respective directors, officers, employees, agents, representatives, accountants, attorneys,  investment bankers, advisors, heirs, executors, administrators, beneficiaries, predecessors, successors, and assigns (collectively, the “Released Parties”) of any and all claims, including known and unknown claims, that were or could have been raised in the Actions or that, directly or indirectly, arise in any way out of or relate in any way to the Proposed Transaction, including, without limitation, any and all claims that could have been asserted under any state and/or federal law, except claims to enforce the Settlement (the “Release”).  The Release shall, among other things, cover any and all claims under federal or state securities laws relating to the Proposed Transaction (including, without limitation, and for the avoidance of doubt, with respect to any 10b5-1 trading plan), including claims related to the Schedule 14D-9 and Schedule TO, and any amendments thereto, and any and all other periodic reports filed with the SEC during the period from February 7, 2011 to the consummation of the Proposed Transaction.  The Release does not include claims against Emergent under the federal securities laws for claims unrelated to the Proposed Transaction. The Settlement Agreement shall provide for a waiver of any statutory provision or common law doctrine that limits the scope of a general release, including, but not limited to, a waiver of any rights or benefits under Section 1542 of the California Civil Code.(1)

The Settlement Agreement also shall provide for a largely similar release for Plaintiffs, members of the Class and their counsel from all claims arising out of the institution, prosecution, settlement, or resolution of the Actions; provided, however, that (1) the Directors shall not release counsel for the Plaintiffs / Class, and (2) Defendants shall retain the right to enforce in the Court the terms of the Settlement Agreement or this MOU.

The Settlement Agreement shall also set forth that the Defendants have denied, and continue to deny, that they have committed or aided and abetted in the commission of any breach of fiduciary duty or violation of law or engaged in any of the wrongful acts alleged by Plaintiffs.  Furthermore, the Settlement Agreement shall set forth that Defendants are entering the Stipulation solely because the proposed settlement would eliminate the burden and expense of further litigation and disruption resulting to the Defendants from further litigation.

(1) Cal. Civ. Code § 1542 provides as follows:  “A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

Plaintiffs and their counsel represent that none of Plaintiffs’ claims or causes of action referred to in this MOU, or that could have been alleged in the Actions, have been assigned, encumbered, or in any manner transferred in whole or in part.

9.             Dismissal with Prejudice.  The Settlement Agreement shall provide that upon approval of the Settlement, the Actions shall be dismissed with prejudice and without costs to any party, except as expressly provided herein.

10.          Denial of Liability.  The Settlement Agreement shall provide that the Defendants have denied and continue to deny any wrongdoing whatsoever and have denied and continue to deny that they have committed, or have threatened or attempted to commit, any breach of fiduciary duty (or aided and abetted any breach of fiduciary duty), any disclosure or other violation, or any of the other wrongful acts or violations of law or duty that are alleged in the Actions, and contend that they have acted properly.

11.          Notice.  Emergent (or any successor-in-interest) shall be responsible for providing notice of the Settlement to class members.  Emergent (or any successor-in-interest) shall pay, on behalf of and for the benefit of the Defendants in the Action, all reasonable costs and expenses incurred in providing notice of the Settlement to class members and shall cooperate with Plaintiffs’ counsel in providing such information as is reasonably available to it.

12.          Fees and Expenses.  Following the negotiation of all other material terms of the Settlement set forth herein, the parties began arms-length negotiations concerning the amount of the attorneys’ fees and expenses to be paid Plaintiffs’ counsel, subject to approval by the Court.  Subject to the terms and conditions of this MOU, the terms and conditions of the Settlement Agreement contemplated herein, final approval of the Settlement by the Court and final approval of such fees as reasonable by the Court, Emergent (or any successor-in-interest), or its or their insurers will pay to Plaintiffs’ counsel $225,000 for their fees and expenses.  Counsel for Plaintiffs agree not to seek Court approval for an award of fees and expenses that exceeds $225,000. Defendants have agreed that, subject to Court approval and consummation of the Tender Offer, Emergent (or any successor-in-interest) or its or their insurers will pay to Plaintiffs’ counsel such attorneys’ fees and reimbursement of expenses as are awarded by the Court.  Such fees and expenses (the “Fees and Expenses”) shall be paid by Emergent (or any successor-in-interest) or its or their insurers within ten (10) business days of the later of the entry of an order by the Court finally approving the Settlement on the terms contained in the final Settlement Agreement, even though such order may be subject to appeal.  In the event that the Court’s order is reversed or modified on appeal, Plaintiffs’ counsel shall refund to Emergent (or any successor-in-interest) or its or their insurers the Fees and Expenses consistent with such reversal or modification.  Neither Emergent nor any of the Defendants shall have any obligation to pay any of the Fees and Expenses unless the proposed transaction shall have been consummated.

13.          Approval.  The Settlement Agreement is subject to Court approval, including the Fees and Expenses referred to in paragraph 12; provided, however, that the Court’s approval of the Settlement is not contingent on its approval of the Fees and Expenses.  The Settlement shall be valid and final even if the Court reduces or alters the amount of fees or expenses requested.

14.          Binding Effect.  This MOU is subject to the negotiation of a definitive Settlement Agreement.  This MOU shall be rendered null and void and of no force and effect in the event that:  (a) the Court fails to enter an order finally approving the Settlement; (b) the Merger Agreement is terminated or the Proposed Transaction is not consummated for any reason; or (c) a settlement class as described above is not certified.  In such an event, the parties shall be deemed to be in the position they were in prior to the execution of this MOU and the statements made herein shall not be deemed to prejudice in any way the positions of the parties with respect to the Actions, or to constitute an admission of fact or wrongdoing by any party, and shall not entitle any party to recover any costs or expenses incurred in connection with the implementation of this MOU.  Without limiting the foregoing, if the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in any future proceedings, and nothing herein shall prejudice Plaintiffs’ right to introduce the MOU into evidence for purposes of an application for an award of attorneys’ fees and expenses, which right Plaintiffs expressly reserve.

15.          No Admission of Liability.  The provisions contained in this MOU shall not be deemed a presumption, concession, or admission by any Defendant of any fault, liability, or wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Actions, or any other action or proceeding that has been, will be, or could be brought, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence, or otherwise used by any person in the Actions or in any other action or proceeding (whether civil, criminal, or administrative), for any purpose other than as provided for expressly herein.

16.          Binding Impact on the Parties.  This MOU shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors, and assigns.

17.          Execution by Counterparts.  This MOU may be executed in any number of actual, telecopied, or electronically distributed counterparts, and by each of the different parties on several counterparts, each of which when so executed and delivered will be an original.  The executed signature page(s) from each actual, telecopied, or electronically distributed counterpart may be joined together and attached and will constitute one and the same instrument.

18.          Modification.  This MOU may be modified or amended only by a writing signed by the signatories hereto.

ROBBINS UMEDA LLP	PAUL, HASTINGS, JANOFSKY &
WALKER LLP

/s/ Stephen J. Oddo	/s/ William F. Sullivan
Stephen J. Oddo (174828)	William F. Sullivan
600 B Street, Suite 1900	515 South Flower Street
San Diego, California 92101	Twenty-Fifth Floor
(619) 525-3990	Los Angeles, CA 90071
(213) 683-6000
Lead Counsel for Plaintiffs
Counsel for Defendants Emergent Group Inc., and Specially Appearing Defendants Bruce J. Haber, Mark Waldron, Howard Waltman, and K. Deane Reade, Jr.

DATED: March 24, 2011

DORSEY & WHITNEY LLP

/s/ Peter W. Carter
Peter W. Carter
Suite 1500, 50 South Sixth Street
Minneapolis, MN 55402-1498
(612) 340-2600

Counsel for Defendants Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc.

DATED: March 24, 2011